Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, New York 10112-0015 212.653.8700 main 212.653.8701 fax www.sheppardmullin.com

September 30, 2022

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Kyle Wiley

Re:	The NFT Gaming Company, Inc.
Amendment No. 5 to Draft Registration Statement on Form S-1
Submitted September 12, 2022
CIK No. 0001895618

Dear Mr. Wiley:

This letter sets forth the responses of The NFT Gaming Company, Inc., a Delaware corporation (the “Company”), to the comments received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on September 26, 2022 concerning the Company’s Draft Registration Statement on Form S-1 (File No. [     ]) filed with the Commission on September 12, 2022 (the “Registration Statement”).

Amended Draft Form DRS-S-1 filed on September 12, 2022

Financial Statements
Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-8

1.

We note your response to prior comment 5. We also note on page 47 that you anticipate earning NFT revenues from NFT sales (minting fees), NFT commissions, and NFT royalties. We further note that you expect to pay royalties, blockchain related fees and other cost associated with NFTs. In light of the complex nature of your anticipated future NFT revenues, please expand your response to comment 5 and provide us with a reasonably detailed description of how you plan to recognize various types of NFT revenues and their related costs. In your response please address:

●    how you expect to identify each type of NFT performance obligation;

●    whether such performance obligations will include obligations related to your planned operating platform Gaxos;

●    how you plan to allocate revenues between multiple performance obligations per NTF contracts with customers;

●    when and how NFT revenues will be recognized, at a point in time or over time; and

●    if applicable, how you plan to measure and account for variable revenues generated under NFT contracts.

Similarly, address how you plan to account for Polygon Network (MATIC) and other NFT transaction costs related your recognition of revenues from contracts with customers. Please expand your revenue recognition policy disclosures accordingly.

Response:

The Company acknowledges the Staff’s comment to provide an expanded response to Comment 5, and intends to provide a revised revenue recognition policy which sets forth a reasonably detailed description of how the Company plans to recognize various types of NFT revenues and their related costs. Please see the proposed revised revenue recognition policy to be included in Note 2 (Summary of Significant Accounting Policies) to the Company’s Financial Statements:

Revenue Recognition Policy

We follow Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”). This standard establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most of the existing revenue recognition guidance. ASC 606 requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services and also requires certain additional disclosures. The Company plans on generating revenue from the following sources:

●    We plan to generate revenue from the sale of our in-game NFTs to our customers via our platform. Revenue generated from such sales, either directly as a sale of our in-game NFTs or indirectly as commission, will be recognized upon delivery of the in-game NFT to the customer which is when the Company completes its sole performance obligation. We will sell our in-game NFTs for a fixed US dollar price (USD). Through a third-party payment service provider, the customer will have the option to pay for the NFT by using certain digital currencies, which includes Bitcoin or Ethereum. If payment is made in digital currency, the customer will send the USD equivalent amount of the digital currency to our custodial wallet via a third-party payment service provider, and revenue will be recorded using the fixed US dollar transaction price charged for the NFT. Upon conversion of the digital currency to USD, we will recognize a gain or loss equal to the difference between the fixed USD transaction price that we charged, and the amount of USD received at the time of conversion. See Accounting for Digital Currencies and Other Digital Assets above. NFTs are automatically delivered to the customer via smart contract at the time of sale or minting. As it is a simultaneous process, our performance obligation has been met in accordance with ASC 606 upon the customer remitting payment for the NFT. In the unlikely case of force majeure and the NFT has not been delivered, we will recognize a contract liability until such time that the performance obligation has been met. Fees incurred by us, including network fees, will be netted against such NFT revenues. Accordingly, NFT revenues will be reflected net of the related expenses.

●    The Company plans to generate revenue from advertising fees paid by game advertisers, developers, hardware companies, or other strategic partners to the Company for promotion on our platform. Revenues from these fees will be recognized ratably over the agreed upon advertising service period and upon delivery of agreed upon advertising services.

●    We plan to generate royalty revenues when a third party sells one of our NFTs on a third-party platform. We will recognize royalty revenue when it is probable that we will collect the royalty fee owed which is typically when we receive notification from the third-party platform that an NFT has been sold. In the instance where the Company will receive royalty payments when a customer disposes of an in-game NFT in the secondary market on a third-party platform or any other payment that is not in fiat currency, the Company will recognize the revenue in accordance with ASC 606-10-32-21, Noncash Consideration. Fair value of the non-cash consideration received shall be determined by using the quoted price for such non-cash consideration on the date of the transaction.

●    When a third-party publisher sells an NFT created using our platform via our smart contracts, we will receive a commission. Since they would use our same smart contract, the delivery and performance obligation is simultaneous with payment. We will recognize commission revenue upon delivery of the NFTs.

●    We will generate transaction fee revenues from our customers which shall equal the network fees charged by the Polygon blockchain at the time of minting. Fees incurred by us, including Polygon Network (MATIC) and other NFT transaction costs, will be netted against such transaction fee revenues and transaction fees revenue will be reflected net of the related expenses. Currently, due to the low price of MATIC, transaction fees are negligible. Transaction fee revenues and related costs shall be recognized on the date of the respective transaction.

Each type of revenue source will be specifically identifiable and revenue shall be recognized based on our respective revenue recognition policy. We will not generate variable revenues under NFT contracts because our NFTs are priced in USD. All revenues generated by the Company shall be recognized in accordance with ASC Topic 606, “Revenue from Contracts with Customers.”

2.	We note on page F-9 that you anticipate earning royalty revenues and other revenues that will not be remitted to you in the form of fiat currencies. We further note on page 45 that you will not accept cryptocurrency payments directly, but plan to use a third-party vendor to accept and process your cryptocurrency payments on our behalf. The third-party vendor will send the cryptocurrency to your custodial wallet and then to convert the cryptocurrency into U.S. dollars. With a view towards expanded disclosure, please tell us how you plan to account for such transactions and how you expect to present them in your financial statements. Also, tell us how you will determine the fair value of the non-cash consideration in accordance with ASC 606-10-32-21.

Response:

The Company acknowledges the Staff’s comment and intends to provide expanded disclosure regarding how it intends to account for transactions that involve payments remitted to the Company that are not in the form of fiat currencies. Such expanded disclosure is included in our response to Comment 1 above, in the first bullet point of the proposed revised revenue recognition policy to be included in Note 2 (Summary of Significant Accounting Policies) to the Company’s Financial Statements.

Note 3 Stockholders’ Equity, page F-9

3.	Please clarify whether or not your historical financial statements give effect to the planned 1 for 1.33 reverse split.

Response:	The historical financial statements do not currently reflect the planned 1 for 1.33 reverse split (the “Reverse Split”). The historical financial statements will be updated in the final prospectus to give effect to the Reverse Split, and will include a subsequent event footnote, as well as a dual dated auditor’s report.

If you have any questions relating to any of the foregoing, please contact Richard Friedman of Sheppard, Mullin, Richter & Hampton LLP at (212) 634-3031.

Sincerely,

The NFT Gaming Company, Inc.

/s/ Vadim Mats
By:	Vadim Mats
Title:	Chief Executive Officer

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